Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports All-Time Record Revenues
for the 4th Quarter & Full Year 2015

- All-Time Record Non-GAAP Operational Profit for Q4 & Full Year 2015-
- Q4 Revenues Up 20% to $27.4M, 2015 Revenues Up 9% to $82.7M -

KFAR SAVA, Israel, January 27, 2016 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2015.

Financial Results

Fourth Quarter 2015: Revenues for the fourth quarter rose by 20% to a record $27.4 million from $22.8 million in the fourth quarter of 2014. The rise in revenues reflected growth with most of our customers and product lines.

On a GAAP basis, net income for the quarter totalled $4.4 million, or $0.60 per diluted share ($0.61 per basic share), compared with $4.7 million, or $0.65 per diluted share ($0.66 per basic share), in the fourth quarter of 2014. On a non-GAAP basis (as described and reconciled below), operating income for the quarter reached a record $6.9 million, up 11% from $6.2 million in Q4 2014. Net income for the quarter totalled $6.3 million, or $0.86 per diluted share ($0.87 per basic share), a 17% increase compared with $5.4 million, or $0.74 per diluted share ($0.75 per basic share), in the fourth quarter of 2014.

Full Year 2015: Revenues for 2015 totalled a record $82.7 million, up 9% compared with $75.6 million in 2014.

On a GAAP basis, net income for the year totalled $16.5 million, or $2.24 per diluted share ($2.27 per basic share), compared with $14.6 million, or $2.00 per diluted share ($2.03 per basic share), for 2014. On a non-GAAP basis (as described and reconciled below), operating income for 2015 reached a record $19.2 million, compared with $18.7 million in 2014. Net income for the year totalled $17.3 million, or $2.35 per diluted share ($2.38 per basic share), a 6% increase compared with $16.3 million, or $2.22 per diluted share ($2.26 per basic share), in 2014.

Comments of Management

Mr. Shaike Orbach, Silicom’s President and CEO, commented, “We are very pleased to report our best-ever quarter so far, with a record $27.5 million in revenues boosting our full-year revenues and operating profit to new levels as well. Our rising sales demonstrate our continued success in our traditional networking appliance markets as well as in our ‘hot’ new target markets, including those driven by the Cloud Computing, SDN, NFV, IoT, Virtualization and other trends. They also demonstrate our success in bringing our customers much-needed products, whether through our ‘internal’ development or through acquisitions. With many of these trends in their infancy, and with closer relationships than ever with our strategic customers and suppliers, we believe we are positioned for further growth in the year ahead.”

Mr. Orbach continued, “During the quarter, we were pleased to complete the accretive acquisition of ADI Engineering, an expert in Intel-based platforms that operates in the Cloud/SDN/NFV and CPE markets. In addition, we were gratified to receive two new Coleto Creek design wins from cyber security leaders, demonstrating the growing momentum of our ‘on-top-of-Intel” hardware and software solutions and the strong growth potential of our large customer base.

“In short, the future looks promising for Silicom. We are performing well in a broad cross-section of market sectors, with our sales driven by growing market trends and needs. The acquisitions that we have made are boosting our technology edge, helping us extend our penetration of the cloud while expanding our addressable markets. In parallel, our ever-deepening relationships with key clients gives us unique insight into their true needs, positioning us as enabling partners for their growth. We believe this is a formula for continued success and growth.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, January 27th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, acquisition-related expenses, adjustment of inventory step up related to acquisition, amortization of acquired intangible assets, changes in the fair value of contingent consideration from a business combination, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Nir Dagan, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: nird@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$18,178	$17,890
Short-term bank deposits	-	4,000
Marketable securities	8,636	15,167
Accounts receivables: Trade, net	23,768	18,831
Accounts receivables: Other	1,380	1,632
Inventories	26,321	25,449
Deferred tax assets	950	567
Total current assets	79,233	83,536

Marketable securities	24,246	20,358
Assets held for employees’ severance benefits	1,374	1,425
Deferred tax assets	595	346
Property, plant and equipment, net	3,825	2,458
Intangible assets, net	5,205	2,071
Goodwill	25,362	12,242

Total assets	$139,840	$122,436

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$8,556	$8,236
Other accounts payable and accrued expenses	11,147	5,783
Contingent consideration	4,784	4,728
Deferred tax liabilities	111	259

Total current liabilities	24,598	19,006

Liability for employees’ severance benefits	2,251	2,414
Deferred tax liabilities	157	284

Total liabilities	27,006	21,704

Shareholders' equity
Ordinary shares and additional paid-in capital	44,122	41,266
Treasury shares	(38)	(38)
Retained earnings	68,750	59,504
Total shareholders' equity	112,834	100,732

Total liabilities and shareholders' equity	$139,840	$122,436

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2015	2014	2015	2014
Sales	$27,441	$22,834	$82,738	$75,622
Cost of sales	16,394	13,407	48,659	44,835
Gross profit	11,047	9,427	34,079	30,787

Research and development expenses	2,940	1,768	9,702	6,480
Selling and marketing expenses	1,623	1,322	5,651	4,418
General and administrative expenses	1,528	885	521	2,843
Total operating expenses	6,091	3,975	15,874	13,741

Operating income	4,956	5,452	18,205	17,046

Financial income, net	68	93	220	263
Income before income taxes	5,024	5,545	18,425	17,309
Income taxes	603	823	1,905	2,704
Net income	$4,421	$4,722	$16,520	$14,605

Basic income per ordinary share (US$)	$0.61	$0.66	$2.27	$2.03

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,278	7,195	7,269	7,184

Diluted income per ordinary share (US$)	$0.60	$0.65	$2.24	$2.00

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,374	7,307	7,368	7,319

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2015	2014	2015	2014

GAAP gross profit	$11,047	$9,427	$34,079	$30,787
(1) Share-based compensation (*)	102	26	192	124
(2) Adjustment of inventory step up related to acquisition	-	40	442	40
(4)Amortization of acquired intangible assets	213	-	213	-
Non-GAAP gross profit	$11,362	$9,493	$34,926	$30,951

GAAP operating income	$4,956	$5,452	$18,205	$17,046
Gross profit adjustments	315	66	847	164
(1) Share-based compensation (*)	732	340	1,806	1,142
(3) Acquisition-related expenses	344	217	516	217
(4) Amortization of acquired intangible assets	404	56	945	106
(5) Changes in the fair value of contingent consideration	140	45	(3,090)	45
Non-GAAP operating income	$6,891	$6,176	$19,229	$18,720

GAAP net income	$4,421	$4,722	$16,520	$14,605
Operating income adjustments	1,935	724	1,024	1,674
(6) Taxes on amortization of acquired intangible assets	(17)	(19)	(238)	(19)
Non-GAAP net income	$6,339	$5,427	$17,306	$16,260

GAAP net income	$4,421	$4,722	$16,520	$14,605
Adjustments for Non-GAAP cost of sales	315	66	847	164
Adjustments for Non-GAAP Research and development expenses	524	140	1,379	436
Adjustments for Non-GAAP Selling and marketing expenses	291	120	796	376
Adjustments for Non-GAAP General and administrative expenses	805	398	(1,998)	698
Adjustments for Non-GAAP Income taxes	(17)	(19)	(238)	(19)
Non-GAAP net income	$6,339	$5,427	$17,306	$16,260

GAAP basic income per ordinary share (US$)	$0.61	$0.66	$2.27	$2.03
(1) Share-based compensation (*)	0.11	0.05	0.28	0.18
(2-6) Acquisition-related adjustments	0.15	0.04	(0.17)	0.05
Non-GAAP basic income per ordinary share (US$)	$0.87	$0.75	$2.38	$2.26

GAAP diluted income per ordinary share (US$)	$0.60	$0.65	$2.24	$2.00
(1) Share-based compensation (*)	0.11	0.05	0.27	0.17
(2-6) Acquisition-related adjustments	0.15	0.04	(0.16)	0.05
Non-GAAP diluted income per ordinary share (US$)	$0.86	$0.74	$2.35	$2.22

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))